Exhibit (d)(69)
PACIFIC SELECT FUND
AMENDMENT NO. 3 TO THE PORTFOLIO MANAGEMENT AGREEMENT
          The Portfolio Management Agreement (the “Agreement”) the first made the 3rd day of April, 2002, and the second made the 22nd day of July, 2004, by and among Pacific Life Insurance Company (“Investment Adviser”), a Nebraska corporation, Janus Capital Management LLC (“Portfolio Manager”), a Delaware limited liability company, and Pacific Select Fund, a Massachusetts business trust (“Fund”), is hereby amended to add the provisions set forth below (together the “Amendment”), which is made this 17th day of May, 2006.
          In consideration of the renewal of the premises, the promises, and the mutual covenants contained in the Agreement and the good and fair consideration paid in connection with that Agreement.
Section 2 of the Agreement, Portfolio Manager Duties, is amended to add the following:
Portfolio Manager:
1.	will provide assistance to the Investment Adviser for the Fund in determining or confirming, consistent with the procedures and policies stated in the Fund’s valuation procedures and/or the Registration Statement, the value of any portfolio securities or other assets of the Portfolios for which the Investment Adviser seeks assistance from the Portfolio Manager or identifies for review by the Portfolio Manager. Updates to the Fund ‘s valuation procedures will be forwarded to the Portfolio Manager as soon as available. This assistance includes (but is not limited to): (i) providing timely access, upon the request of the Investment Adviser, to (a) information regarding the security/issuer, its financial condition, trading and/or other relevant factors for valuation to assist the Investment Adviser in determining the fair value of all securities and other investments/assets in the Portfolios for which market prices are not readily available and to (b) an employee of the Portfolio Manager to use reasonable efforts to arrange for a representative of the Portfolio Manager who is knowledgeable about the security/issuer, its financial condition, trading and/or other relevant factors for valuation, to be available for consultation when the Board’s Valuation Committee convenes during normal business hours and upon reasonable notice; (ii) notifying the Investment Adviser of significant and non-significant events where the Portfolio Manager determines, with respect to a security that is held by the Portfolio or by another account managed by the Portfolio Manager, the value of such security pursuant to the Portfolio Manager’s procedures for determining the fair value of a security; (iii) assisting the Investment Adviser in obtaining bids and offers or quotes from broker/dealers or market-makers with respect to securities held by the Portfolios; (iv) verifying pricing and providing information related to fair valuations in accordance with the Fund’s valuation procedures, as they may be amended from time to time; and (v) maintaining adequate records and written backup information with respect to the securities valuation information provided hereunder, and providing such information to the Investment Adviser or the Fund upon request. Such records shall be deemed Fund records. Both parties acknowledge and agree that all valuation information provided by Portfolio Manager to Investment Adviser is for the sole purpose of assisting the Investment Adviser in carrying out its fair valuation responsibilities. This does not constitute a recommendation by Portfolio

Manager for the pricing of any securities referenced. Investment Adviser acknowledges its responsibility to determine fair valuations for the Fund and agrees to hold harmless Portfolio Manager from any and all liabilities related to the fair valuation pricing of securities for the Fund. Portfolio Manager’s valuation is developed by the Janus Internal Pricing Committee and may not be the valuation ultimately approved by the Board’s Valuation Committee. Portfolio Manager does not accept any responsibility for the pricing obligations of the Fund. All valuation information is confidential and may not be provided to any party without the expressed written consent of Portfolio Manager.
2.	will reasonably assist the Fund and the Fund’s Chief Compliance Officer (“CCO”) in complying with Rule 38a-1 under the 1940 Act. Specifically, the Portfolio Manager represents and warrants that it shall maintain a compliance program in accordance with the requirements of Rule 206(4)-7 under the Advisers Act, and shall provide the CCO with reasonable access to information regarding the Portfolio Manager’s compliance program, which access shall include on-site visits with the Portfolio Manager as may be reasonably requested from time to time. In connection with the periodic review and annual report required to be prepared by the CCO pursuant to Rule 38a-1, the Portfolio Manager agrees to provide certifications as may be reasonably requested by the CCO related to the design and implementation of the Portfolio Manager’s compliance program.

3.	will notify the Investment Adviser promptly in the event that, in the judgment of the Portfolio Manager, Fund share transaction activity becomes disruptive to the ability of the Portfolio Manager to effectively manage the assets of a Fund consistent with the Fund’s investment objectives and policies.

4.	will provide assistance as may be reasonably requested by the Investment Adviser in connection with compliance by the Funds with any current or future legal and regulatory requirements related to the services provided by the Portfolio Manager hereunder.

5.	will provide such certifications to the Fund as the Fund or the Investment Adviser may reasonably request related to the services provided by the Portfolio Manager hereunder.
Section 3 of the Agreement, Disclosure about Portfolio Manager, is amended to add the following:
The Portfolio Manager further agrees to notify the Investment Adviser and the Fund immediately of any material fact known to the Portfolio Manager respecting or relating to the Portfolio Manager that is not contained in the Registration Statement or prospectus for the Fund, or any amendment or supplement thereto, or of any statement respecting or relating to the Portfolio Manager contained therein that becomes untrue in any material respect. With respect to the disclosure respecting each Fund, the Portfolio Manager represents and agrees that the description provided by the Portfolio Manager for inclusion in the Fund’s prospectus contained in the following sections: “The Fund’s investment goal,” and “What the Fund invests in” (collectively, “Fund Description”) is consistent with the manner in which the Portfolio Manager intends to manage each Fund, and the description of “Risks you should be aware of” (“Risk Description”) is consistent with risks known to the Portfolio Manager that arise in connection with the manner in which the Portfolio Manager intends to manage the Fund.

IN WITNESS WHEREOF, the parties hereto have caused this instrument to be executed as of the day and year provided above for the Amendment.
PACIFIC LIFE INSURANCE COMPANY

By:	/s/ James T. Morris	By:	/s/ Audrey L. Milfs
Name: James T. Morris		Name: Audrey L. Milfs
Title: Chief Operating Officer		Title: VP & Secretary

JANUS CAPITAL MANAGEMENT LLC

By:	/s/ Michelle Rosenberg
Name: Michelle Rosenberg
Title: AVP

PACIFIC SELECT FUND

By:	/s/ James T. Morris
Name: James T. Morris
Title: President